601 Lexington Avenue
New York, NY 10022

(212) 446-4800	Facsimile:
(212) 446-4900
www.kirkland.com

July 21, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

Re:                             Exela Technologies, Inc. (f.k/a Quinpario Acquisition Corp. 2) (the “Company”)
Registration Statement on Form S-3
Originally filed: July 6, 2017
File No. 333-219157

Dear Ms. Kaufman:

This letter sets forth responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated to Christian O. Nagler of Kirkland & Ellis LLP on July 14, 2017 with respect to the above-referenced registration statement (the “Registration Statement”).

We have attempted to include the text of the Staff’s comments in this letter for your convenience.  For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 2 to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information.

1.                                      Staff’s comment:  We note your disclosure that selling stockholders may offer up to 25,533,071 shares of common stock and note the disclosure that (i) 17,500,000 of those shares are issuable upon in a primary offering upon exercise of existing warrants, and (ii) 8,033,571 shares are to be offered by resale by your selling stockholders in secondary offerings. Please revise your disclosure throughout your prospectus to clarify that you are registering both primary and secondary offerings of your common stock and to eliminate disclosure to suggest that you are registering for

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resale by selling stockholders up to 17,500,000 that are issuable by you upon exercise of the warrants.

Response: The Company has revised the Registration Statement to clarify that the Company is registering both primary and secondary offerings of its common stock and eliminated disclosure suggesting that the Company is registering for resale by selling stockholders up to 17,500,000 shares of Common Stock that are issuable by the Company upon exercise of the warrants.

2.                                      Staff’s Comment: Under “selling stockholders” please tell us why you have included your directors in the selling stockholders table as it appears you are only registering for resale up to 8,033,571 shares of common stock by Quinpario Partners 2, LLC.

Response: The Company has revised the disclosure to reflect the amount of shares owned by the Company’s former directors that are covered by the Registration Statement.  The disclosure under Selling Stockholders has also been revised as since the original filing, Quinpario Partners 2, LLC has transferred shares of Common Stock to the other entities named in the Selling Stockholders table.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 of Kirkland & Ellis LLP.

Sincerely,

/s/ Christian O. Nagler

Via E-mail:
cc:	Ronald Cogburn,
Exela Technologies, Inc.
Jim Reynolds
Exela Technologies, Inc.
Maurice Lefkort
Willkie Farr & Gallagher LLP
Paul J. Berra III
Quinpario Partners 2, LLC
Christian O. Nagler
Kirkland & Ellis LLP
David A. Curtiss
Kirkland & Ellis LLP